AURUM RESOURCES CORP.

1516 E. Tropicana Ave., Suite 155

Las Vegas, Nevada 89119

August 20, 2010

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

ATTENTION:  Sean Donahue

Re: Aurum Resources Corp.

      Amendment No. 1 to

      Registration Statement on Form S-1

      Filed on: July 29, 2010

      File No. 333-167217

Dear Mr. Donahue:

In response to your letter dated August 11, 2010 which included comments regarding our Amendment No. 1 to Registration Statement on Form S-1 filed on July 29, 2010, we have prepared the following responses:

Prospectus Cover Page

1.SEC Comment: We note your response to comment four in our letter dated June 28, 2010. Please clarify when the offering will terminate. In that regard, your disclosure that the offering will terminate after 180 days does not appear to be consistent with your disclosure that the offering will terminate on the earlier of (i) the date when “Aurum Resources Corp. decides to do so” or (ii) when the offering is fully subscribed for.

In response to this comment, the Company has deleted the statement that the shares will be offered for a period of one hundred and eighty (180) days from the effective date of this prospectus and clarified that the offering will terminate on the earlier of (i) the date when the Aurum Resources Corp. decides to do so, or (ii) when the offering is fully subscribed for. The Company has also made parallel change at page 6.

2.SEC Comment: We note your response to comment five in our letter dated June 28, 2010. We also note your disclosure that the funds will not be placed in an escrow, trust or similar account, and your disclosure that creditors could take possession of the subscriptions. Such disclosure appears to be more appropriate in the context of an offering in which the funds will not be spent by the issuer until a minimum number of shares has been sold. In that regard, your disclosure in the context of your best efforts offering suggests that investors may lose their investment only if the funds are taken by creditors. Please revise.

The Company has complied with this comment.  The company has removed references to not placing funds in escrow.  Please see pages 3 and 10 of the redlined Amendment no. 2 to Form S-1.

3.SEC Comment: We note your response to our prior comment six in our letter dated  June 28, 2010 and that you have placed disclosure responsive to our comment on the prospectus cover page. Please move such newdisclosure to your prospectus summary. In addition, please clarify your statement that you have provided on your prospectus cover page that “you” will have to obtain financing to complete “your” twelve month business plan. Please also disclose all material terms of your joint venture and operating agreement. For example, and without limitation, the provision regarding indemnification of the operator appears to involve a material term.

In response to this comment, the Company has moved new disclosure from the prospectus cover page to the prospectus summary. In addition, the Company has clarified that “we” will have to obtain financing to complete “our” twelve month business plan. The Company has also disclosed all material terms of the joint venture and operating agreement:

The material terms of the Joint Venture Contract and Operating Agreement are the following:

1. The Contract is in force from April 30, 2010, and shall terminate on the 30 day of April, 2013 unless extended for an additional term of 3 year(s) by written notice from Owner to Operator on or before April 30, 2013.

2. Aurum Resources Corp. agrees to pay its pro-rata share (based on 1% ownership) of the expense of the operation and maintenance of the wells. A fee totaling Two Hundred ($200) per well, per month for basic operation and maintenance shall be levied among the Working Interest owners.

3. Aurum Resources Corp. appoint Patriot Financial Group as it’s attorney in fact, to negotiate and contract for the sale of oil and/or gas, and to receive and disburse proceeds for sale, and to make all operational decisions relative to well development and operations.

4. Operator (Patriot Financial Group) shall be the operator of the Subject Property and shall conduct and direct and have full control over all operations on the Subject Property, subject to the terms and conditions of the Joint Venture Contract and Operating Agreement.

5. Operator is authorized by Owner, and appointed as Owner’s agent, for the limited purpose of obtaining goods and services in relation to the operations of the Subject Property hereunder. Operator is authorized, in the name and for the account of Owner, to make such changes, contract for such services and purchase and order such goods as are deemed by the Operator reasonable and necessary for the operation of the Subject Property. Operator shall not be obligated to perform any operation, incur any expenses, contract for any services, nor purchase any goods in its name, nor for its own account, in connection with the operation of the Subject Property.

6. Operator shall be entitled to utilize the provisions of any oil and gas lien law or other lien law of Oklahoma to enforce the obligations of Owner. Operator is given a first and preferred lien on the interest of the Owner and in the Owner’s interest in oil and gas produced and the proceeds thereof and in the Owner’s interest in material and equipment, and lease hold interest including royalty and working interest to secure the payment of all sums due from the Owner to the Operator. In the event the Owner fails to pay any amount owing by it to the Operator within thirty days after the date of rendition of statements therefore, Operator, without prejudice to other existing remedies, is authorized to, at its election, to collect from the purchaser or purchasers of oil or gas, the proceeds accruing to the working interest of the Owner up to the amount owing by the Owner and each purchaser of oil or gas is authorized to rely upon Operator’s statement as to the amount owing by Owner.

7. Operator may resign as Operator, and under the rules of the Oklahoma Corporation Commission, any time upon thirty (30) days written notice to Owner. Owner may terminate Operator upon 30 days written notice at any time; provided that in the event Owner notifies Operator of termination, Operator shall not be removed until such time as a substitute Operator has filed the mandatory forms with the proper regulatory authorities to become qualified as the Operator and to remove Operator from any and all liabilities including, but not limited to, any plugging liability.

8. Owner agrees to indemnify and hold Operator wholly harmless from any and all loss, cost or expense of any kind or nature whatsoever arising from the performance of Operator of the terms and conditions of this Agreement, including, but not limited to, court costs, discovery costs, attorney’s fees and/or liabilities of any similar or dissimilar nature arising out of Operator’s performance of its obligations under the terms of this agreement, provided that such indemnification shall not extend to the gross negligence or willful misconduct of Operator.

9. During the term of this Agreement and any extension thereof, the Operator shall comply with all applicable workers compensation laws and shall also provide general liability insurance in the amount of $1,000,000.00 naming the Owner as an additional insured

A copy of the Joint Venture Contract and Operating Agreement is filed as Exhibit 10.1 to this registration statement.

Use of Proceeds, page 6

4.SEC Comment: We note your disclosure that there is no written agreement evidencing the advancement of funds by Mr. Shpeyzer or the repayment of funds to Mr. Shpeyzer. Please file as an exhibit to your filing a written description of the oral agreement. See Item 601(b)(10) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 146.04, available at:

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

The Company has complied with this comment.  Please see Exhibit 10.2 and the revisions to pages 8, 12, 13, 15, 16 and 27 of the Amendment No. 2 to the Form S-1

Description of Property, page 20

5.SEC Comment: We note that in your response to our prior comment 20 in our letter dated June 28, 2010 you indicate that the engineer was able to estimate that projected production will be 34 barrels per well per day based on his previous experience. Please explain the process he undertook to make this estimation. In addition, provide further detail regarding your “breakthrough strategy.”

In response to this comment, the Company has deleted its disclosure of projected production and provided further detail regarding its “breakthrough strategy.”

The project’s engineer developed a method for drilling horizontally on shallow wells such as ours, which previously was not possible. The basic way to drill a shallow well up to this point has been to drill vertical and hope to hit a reserve. Horizontal drilling rig has been developed to efficiently drill shallow horizontal wells with extended reach laterals. True horizontal drilling can follow the reservoir on a flat axis up or down depending on formation. Horizontal wells increase productivity several times more than vertical wells. The operating costs associated with infrastructure, wellhead equipment and maintenance are also greatly reduced.  Wells that would have otherwise considered marginal or uneconomical are now successful because of horizontal drilling. Thin reservoirs, isolated and bypassed oil and gas reservoirs and reserves in environmentally sensitive areas would benefit from this technology. Therefore, as a result of operator’s new breakthrough strategy, Washom II Lease Project wells could produce more oil than projected.  However, there is no assurance that the wells in the Washom II Lease Project will be productive or operation will start as scheduled or ever start at all, in which case we may never receive the revenues projected from it and you can lose your investment.

Security Ownership of Certain Beneficial Owners and Management, page 26

6.SEC Comment: We note your disclosure regarding beneficial ownership of the shares of your common stock as of April 30, 2010. Please provide such information as of the most recent practicable date. See Item 403 of Regulation S-K.

In response to this comment, the Company has provided such information as of the most recent practicable date, August 20, 2010.

Financial Statement

Note 2 – Summary of Significant Accounting Policies, page F-6

7.SEC Comment: We note your revised disclosure indicates your capitalized costs are expensed should the amortization base become worthless. However, we note that pursuant to Rule 4-10(c)(4)(2) of Regulation S-X, capitalized costs, less accumulated amortization and related deferred income taxes, should be expensed when they exceed the cost center ceiling. Please revise your accounting policy accordingly.

In response to this comment, the Company has revised its accounting policy:

Capitalized costs, less accumulated amortization and related deferred income taxes, should be expensed when they exceed the cost center ceiling.

Please direct any further comments or questions you may have to the company's legal counsel Mr. Thomas E. Puzzo at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/ Danil Shpeyzer

Danil Speyzer, President

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